UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: September 28, 2005

EXETER SECURES THREE GOLD EXPLORATION PROJECTS

WITH RIO TINTO IN CHILE

Vancouver, B. C., September 28, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has secured mineral title to three separate claim blocks covering 153 square kilometres in southern Chile. The projects were identified using data on epithermal gold prospects generated by Rio Tinto Mining and Exploration Limited (“Rio”), of Santiago, Chile, in the course of its regional exploration for porphyry copper deposits in southern Chile. These data were made available to Exeter under an agreement with Rio announced April 11, 2005.

Each of the project areas has been field checked by Exeter geologists and confirmed as the likely source of strong gold anomalies identified by Rio. Exeter has delineated large-scale hydrothermal alteration, including silicification and quartz veining indicative of epithermal gold environments, and will commence an initial work program on the projects in October.

Two of the claim blocks are located 25 kilometres southwest of Coeur D’Alene Mining’s Cerro Bayo and Fachinal silver-gold mines in Patagonian Chile (reported resource 22.5 million ounces silver and 425,000 ounces of gold). The third property is a further 50 kilometres south and is outside any known mineral district.

Under its agreement with Exeter, Rio has the right to back into a 60% property interest in these projects, once Exeter has completed 10,000 metres of drilling. Upon exercising that right, Rio must pay Exeter an amount equal to three times Exeter’s exploration expenditures on the project to that point. Should Rio not exercise its back-in right, its interest will be equal to a 1% net smelter return from production on the property.

Qualified Person

Mr. Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian gold exploration company, focused on the discovery and development of epithermal gold/silver projects in Argentina and Chile. The advanced La Cabeza project, in Mendoza Province Argentina, is currently estimated to contain an indicated resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold (as announced July 27, 2005). Three drills are currently operating at La Cabeza, testing new gold targets and establishing additional indicated resources (Press Release September 22, 2005). The drilling program is a key component of project development activities, which include engineering, metallurgical, hydrological, and environmental studies.

In the prospective Patagonia region of Argentina, Exeter has a strategic alliance with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 10 epithermal gold-silver projects (25 licence areas), including the Cerro Moro and Cerro Puntudo projects.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592

Fax: 604.688.9532

Toll-free: 1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

September 28, 2005

Item 4.	News Release

The Press Release dated September 28, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that it has secured mineral title to three separate claim blocks covering 153 square kilometres in southern Chile. The projects were identified using data on epithermal gold prospects generated by Rio Tinto Mining and Exploration Limited (“Rio”), of Santiago, Chile, in the course of its regional exploration for porphyry copper deposits in southern Chile. These data were made available to the Company under an agreement with Rio announced April 11, 2005.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 28th of September, 2005.

SCHEDULE “A”

For Immediate Release: September 28, 2005

EXETER SECURES THREE GOLD EXPLORATION PROJECTS

WITH RIO TINTO IN CHILE

Vancouver, B. C., September 28, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has secured mineral title to three separate claim blocks covering 153 square kilometres in southern Chile. The projects were identified using data on epithermal gold prospects generated by Rio Tinto Mining and Exploration Limited (“Rio”), of Santiago, Chile, in the course of its regional exploration for porphyry copper deposits in southern Chile. These data were made available to Exeter under an agreement with Rio announced April 11, 2005.

Each of the project areas has been field checked by Exeter geologists and confirmed as the likely source of strong gold anomalies identified by Rio. Exeter has delineated large-scale hydrothermal alteration, including silicification and quartz veining indicative of epithermal gold environments, and will commence an initial work program on the projects in October.

Two of the claim blocks are located 25 kilometres southwest of Coeur D’Alene Mining’s Cerro Bayo and Fachinal silver-gold mines in Patagonian Chile (reported resource 22.5 million ounces silver and 425,000 ounces of gold). The third property is a further 50 kilometres south and is outside any known mineral district.

Under its agreement with Exeter, Rio has the right to back into a 60% property interest in these projects, once Exeter has completed 10,000 metres of drilling. Upon exercising that right, Rio must pay Exeter an amount equal to three times Exeter’s exploration expenditures on the project to that point. Should Rio not exercise its back-in right, its interest will be equal to a 1% net smelter return from production on the property.

Qualified Person

Mr. Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian gold exploration company, focused on the discovery and development of epithermal gold/silver projects in Argentina and Chile. The advanced La Cabeza project, in Mendoza Province Argentina, is currently estimated to contain an indicated resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold (as announced July 27, 2005). Three drills are currently operating at La Cabeza, testing new gold targets and establishing additional indicated resources (Press Release September 22, 2005). The drilling program is a key component of project development activities, which include engineering, metallurgical, hydrological, and environmental studies.

In the prospective Patagonia region of Argentina, Exeter has a strategic alliance with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 10 epithermal gold-silver projects (25 licence areas), including the Cerro Moro and Cerro Puntudo projects.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592

Fax: 604.688.9532

Toll-free: 1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date September 29, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director